UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Corporate Policy for Appointing Members of the Board of Directors, its Advisory Committees and the Executive Board
2.	Corporate Policy on Conflict of Interest and Transactions with Related Parties

CORPORATE POLICY FOR APPOINTING MEMBERS OF THE
BOARD OF DIRECTORS, ITS ADVISORY COMMITTEES
AND THE EXECUTIVE BOARD

1. PURPOSE

The purpose of this Policy is to establish criteria for the composition of the Board of Directors (“Board”), its Advisory Committees (“Committees”) and the Executive Board of Ultrapar, as well as procedures for the appointment and evaluation of the respective members.

It is based on the following guidelines and provisions: (i) the Bylaws; (ii) Law No. 6,404/76; (iii) the Brazilian Corporate Governance Code; (iv) the Novo Mercado Regulation; and (v) the legislation and regulations applicable to the Company.

2. BASIC PRINCIPLES FOR APPOINTMENT

2.1  Only highly qualified professionals with proven professional and academic experience and aligned with the Company’s values and its Code of Ethics shall be appointed to the Board, its Committees and the Executive Board.

2.2   The appointment shall consider criteria such as complementarity, diversity and depth of experience, academic background and availability of time to perform the duties. Such criteria aim to ensure a plurality of views, experiences and skills for a higher-quality and more secure decision- making process.

2.3  The People and Sustainability Committee shall assist the Board in the appointment process, and shall ensure that the Company prepares adequately and in advance for the succession of these positions, and monitor actions that ensure the adoption of a model for attracting, retaining and motivating directors and officers with the required skills, aligned with the Company’s strategic plans.

2.4 The selection of candidates to compose Ultrapar’s management bodies shall consider, at least, the following aspects, without prejudice to legal and regulatory requirements and those set forth in the Bylaws:

(i)                  alignment and commitment to the Company’s values and culture;

(ii)                unblemished reputation, as provided for in article 147 of Law No. 6,404/76;

(iii)              academic background compatible with the duties of a member of the Board of Directors;

(iv)              professional experience in areas or topics of interest to the Company;

(v)      not having been the subject of an unappealable decision from the CVM (Brazilian Securities and Exchange Commission) that has suspended, disqualified or made him/her ineligible for the positions of director or officer of a publicly-held company, as provided for in article 147 of Law No. 6,404/76;

CORPORATE POLICY FOR APPOINTING MEMBERS OF THE
BOARD OF DIRECTORS, ITS ADVISORY COMMITTEES
AND THE EXECUTIVE BOARD

(vi)       not be prevented by special law, or convicted of a bankruptcy crime, malfeasance, active or passive corruption, bribery, embezzlement, crimes against the popular economy, the public faith, the property or the national financial system, or a criminal penalty that prevents access to public office, as provided for in article 147 of Law No. 6,404/76;

(vii)       not have a conflict of interest with the Company and its subsidiaries or associates (a conflict of interest with the Company is presumed when the person, cumulatively: (a) has been elected by a shareholder who has also elected a director in a competing company; and (b) maintains a reporting relationship with the shareholder who elected him/her), as provided for in article 147 of Law No. 6,404/76.

3.   BOARD OF DIRECTORS

A. Criteria for Composition

3.1 The Board of Directors shall be composed of at least 5 and at most 11 members, all elected and removed by the General Meeting, for a unified term of office of 2 years, reelection being permitted under the Bylaws.

3.2 The composition shall mandatorily include the participation of at least 30% or 2, whichever is greater, of independent directors, under the Bylaws.

3.2.1 The characterization of those appointed as independent directors shall comply with the rules and procedures set forth in the Novo Mercado Regulation and the Bylaws, and shall be resolved at the general meeting that elects them.

3.3 The appointment of members of the Board of Directors shall, in addition to the criteria set forth in item 2.4 above, assess the candidate’s availability of time to properly dedicate to the role and responsibility assumed.

3.4  The proposal for re-election of the Board members shall take into account the results of the evaluation processes carried out during the previous terms of office of such members.

B. Procedure for Appointment

3.5  The appointment of the members who will compose the slate for election to the Board of Directors at the General Meeting may be carried out by the Board itself or by any shareholder or group of shareholders of the Company, in compliance with the provisions of Law No. 6,404/76 and the Bylaws.

3.6 The Board shall, on the date of the convening of the General Meeting to elect its members, make available at the Company’s headquarters a declaration signed by each of the members of the slate appointed by it, containing: (a) their full identification; (b) a full description of their professional experience, mentioning the professional activities previously performed, as well as professional and academic qualifications; and (c) information on final disciplinary and legal proceedings in which they have been convicted, as well as information, if applicable, on the existence of any cases of impediment or conflict of interest provided for in Article 147 of Law No. 6,404/76.

CORPORATE POLICY FOR APPOINTING MEMBERS OF THE
BOARD OF DIRECTORS, ITS ADVISORY COMMITTEES
AND THE EXECUTIVE BOARD

3.7  At every General Meeting to elect directors, the Board shall include, in the respective Management proposal, its statement covering: (i) confirmation of adherence to this Policy by each candidate for the position of Board member; and (ii) the reasons, in light of the provisions of the Novo Mercado Regulation and the declaration of independence submitted by the candidate, why each candidate qualifies as an independent director.

3.8 Under the Bylaws, any shareholder or group of shareholders who wishes to propose another slate of candidates to run for positions on the Board of Directors shall, at least five days before the date set for the General Meeting, submit to the Board declarations signed individually by the candidates appointed by them, containing the information mentioned in item 3.7 above, and the Board shall be responsible for immediately disclosing, by means of a notice posted on the Company’s website and forwarded electronically to the CVM and B3 (Brazilian stock exchange), the information that thedocuments relating to the other slates submitted are available to the shareholders at the Company’s headquarters.

3.8.1 The Board of Directors shall verify whether the requirements established in this Policy have been complied with and, if so, the names of the candidates shall be put to a vote at the General Meeting.

3.9  Other rules on appointment, election, vacancy and replacements shall comply with the provisions of the Bylaws, the Internal Regulations of the Board of Directors and the current legislation.

4.   EXECUTIVE BOARD

A. Criteria for Composition

4.1  Under the Bylaws, the Executive Board shall be composed of up to eight Officers, whether shareholders or not, resident in the country, elected by the Board of Directors, without specific designation, except for the Chief Executive Officer and the Investor Relations Officer, whose duties are set forth in the Bylaws.

4.2  The term of office of the Officers, who will continue to hold office until their substitutes are elected and take office, shall be two years, with re-election permitted.

4.3 The Board of Directors shall appoint to compose the Executive Board professionals who know how to harmoniously combine the interests of the Company, shareholders, managers and employees, as well as the Company’s social and environmental responsibility, guided by legality and ethics.

4.4 The proposal for re-election of the Executive Board members shall take into account the result(s) of the evaluation process(es) carried out during the exercise of their activities.

4.5 The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be held by the same person, as provided for in article 138 of Law No. 6,404/76.

CORPORATE POLICY FOR APPOINTING MEMBERS OF THE
BOARD OF DIRECTORS, ITS ADVISORY COMMITTEES
AND THE EXECUTIVE BOARD

5.   ADVISORY COMMITTEES

A. Criteria for Composition

5.1 The Board of Directors shall mandatorily have the following advisory committees:

a) Audit and Risk Committee;

b) People and Sustainability Committee;

c) Investments Committee.

5.1.1. The Board may create other advisory committees, which shall comply with the appointment criteria established in this Policy, also determining their guidelines and duties when they are installed and designating their members.

5.2 The composition of the Committees shall comply with the provisions of the Bylaws, the current legislation and the respective Internal Regulations, as well as the principles and criteria set forth in this Policy.

5.3 The proposal for re-election of Committee members shall take into account the results of the evaluation processes carried out during the previous terms of office of such members.

B. Procedure for Appointment

5.4 The appointment of members of the Committees and advisory bodies linked to Ultrapar’s Board of Directors may be made by any director up to seven days in advance of the meeting that will appoint the composition of a new Committee, when applicable.

5.5 The compliance with the requirements set forth in this Policy shall be verified by the Board and the appointment of the candidate shall be approved by the Board of Directors.

CORPORATE POLICY FOR APPOINTING MEMBERS OF THE
BOARD OF DIRECTORS, ITS ADVISORY COMMITTEES
AND THE EXECUTIVE BOARD

6.   EVALUATION PROCESS

A. Board of Directors

6.1 To ensure the effectiveness of the dynamics and operation of the Board, its Committees and advisory bodies, the Company shall carry out a periodic evaluation, at least once per term.

6.2  The process shall be approved by the Board and consider its evaluation and that of its Committees as a collective body, as well as of its members individually, and may be carried out internally or by a specialized company.

6.3 The evaluation aims to measure the dimensions related to composition, operation, powers, dedication and effectiveness, being an essential element in the appointment process set forth in this Policy.

B. Executive Board

6.4 The Company’s Chief Executive Officer shall be evaluated annually by the Chairman of the Board of Directors, including in relation to the fulfillment of his/her individual and economic goals. The other members of the Statutory Board shall be evaluated in the same way by the Chief Executive Officer and the results shall be presented and validated by the People Committee.

6.5 The results of the mentioned evaluations shall be presented to the Board of Directors.

CORP OR AT E P OLICY O

1. OBJECTIVE AND GUIDELINES

This Policy establishes the guidelines, rules, and procedures for handling situations of potential conflicts of interest and ensuring transparency and independence in the relationships between Ultrapar Participações S.A. (“Ultrapar”) and its subsidiaries (jointly with Ultrapar, “Grupo Ultra”) and their related parties.

The guidelines contained herein apply to all companies within Grupo Ultra, as well as to any shareholder, partner, or employee, without prejudice to additional regulations applicable to their activities. External representatives, suppliers, service providers, and business partners must also follow this Policy.

Any transaction with third parties or related parties must be conducted in the best interest of Grupo Ultra, without conflict of interest, and must adhere to the following general guidelines:

•     Compliance: the transaction must adhere to the contractual terms and responsibilities practiced by Grupo Ultra.

•     Market conditions: the transaction must be guided by reasonable market conditions, according to the criteria established in this Policy, other internal policies and standards, and applicable regulations.

•     Equal treatment: related parties or third parties with potential conflict of interest shall be treated the same as any other independent party negotiating with Grupo Ultra, with no discrimination, privilege, use of insider information, or preference in business opportunities benefiting the related party.

•     Justification: the transaction must be economically and strategically justified, representing the best alternative for Grupo Ultra.

•     Formality: the transaction must be formalized in writing, specifying its main characteristics, conditions, and other relevant information.

•     Competitiveness: the area responsible for the transaction must, whenever possible, seek at least one market alternative for conducting the transaction.

2.   CONFLICT OF INTEREST

2.1.  CONCEPT

A conflict of interest arises when a person lacks, or appears to lack, the independence necessary to perform their duties.

It is identified when a person involved in a decision-making process with the power to influence the outcome has personal interests that affect their independence, even if such interests are aligned with Grupo Ultra’s interests.

A conflict of interest may exist even if it causes no harm to the tangible, intangible, or financial assets of Grupo Ultra.

Potential conflicts of interest are also characterized by (i) situations where a person involved in the decision-making process may obtain a benefit for themselves, a relative, or a third party with whom the person is related; or (ii) the use of their position or information, whether confidential or not, that could influence any business decision.

Everyone should be aware of the possibility of a conflict of interest in conducting their activities and should immediately report a potential conflict as provided in this Policy.

For example, a conflict of interest may arise when a person’s duties could be influenced in some way:

•     by their family, friendship, or commercial relationship with other individuals or entities.

•     by their interests, those of their relatives, or close associates regarding any individual or entity contracting with Grupo Ultra, or even without contracting, having any interest opposed to that of Grupo Ultra.

•     by any other relationship that could prevent them from working and defending Grupo Ultra’s interest.

For the purposes of this Policy, relatives are understood to be those family members who may be expected to influence or be influenced by the person, and may include (i) spouse or partner and their children; (ii) children of the spouse or partner; and (iii) dependents of the person or their spouse or partner.

It is permissible to recommend hiring relatives, close associates, external representatives, business partners, suppliers, and service providers, provided that the relationship is formally communicated to the immediate superior and that the hiring process is conducted in accordance with the conditions established by this Policy and the Code of Ethics, without any personal favoritism.

Direct subordination of relatives to the respective employee is prohibited. Employees may participate in other companies, but they may not:

•     hold a position that significantly influences decisions of companies with any commercial, financial, or other relationship with Grupo Ultra, unless the employee obtains prior approval from their immediate leadership and notifies the Integrity area for conflict evaluation.

•     hold any relevant stake in competitors of Ultrapar and/or any of its subsidiaries.

•     hold an executive role similar to the one they perform at Ultrapar and its subsidiaries, unless the employee obtains prior approval from their immediate leadership and notifies the Integrity area for conflict evaluation.

•     commit a significant amount of time that conflicts with their activities.

•     favor the company in any way in hiring processes.

2.2.    CONDUCT IN CASE OF CONFLICT OF INTEREST

Anyone in a real or potential conflict of interest situation must immediately report this to the Integrity area or their manager, who should contact the Integrity area to assist in defining measures and procedures. This communication should be made, whenever possible, before the shareholder, partner, or employee engages in conduct that may cause a potential conflict of interest. If the shareholder, partner, or employee does not disclose their conflict of interest, anyone else may do so.

In addition to the communication provided in this item, and without prejudice to the measures and conduct indicated by the Integrity area, whenever a person is in a conflict situation, they should withdraw from discussions on the subject and refrain from negotiating, evaluating, opining, voting, or otherwise participating or influencing the handling or approval of the matter.

When a real or potential conflict of interest arises in a matter submitted to the decision of any management body of Grupo Ultra, the conflicted or potentially conflicted person, or anyone present aware of the conflict, must inform the other members of the body.

All information and decisions involving the identified conflict of interest (such as justifications for the decision of the body and the period of withdrawal, as well as related documents) must be recorded in minutes, respecting any confidentiality obligations related to such information and documents.

3.   RELATED PARTIES

3.1.  CONCEPTS

•      Related Parties

According to Technical Pronouncement CPC No. 05, issued by the Brazilian Accounting Pronouncements Committee, related parties are individuals or entities related to Grupo Ultra.

(A) Individual

An individual is considered related to Grupo Ultra when they or a close family member:

•      has full or shared control of any company within Grupo Ultra.

•      has significant influence over any company within Grupo Ultra.

•      has significant influence in the management of any company within Grupo Ultra or its controlling shareholder (if any).

(B) Entity

An entity, even if unincorporated, is considered related to Grupo Ultra when it:

•      independently or jointly controls, is controlled by, or is under common control with Ultrapar (this includes controlling shareholders, if any, or direct or indirect subsidiaries).

•      has significant influence over any company within Ultrapar.

•      is under joint control (joint venture) of Ultrapar and a third party entity.

•      is an associate of any company within Ultrapar.

•      is under joint control of the controlling shareholders of Ultrapar, if any, along with a third party entity.

•      manages a post-employment benefit plan whose beneficiaries are employees, on one hand, of Ultrapar and its subsidiaries, and on the other hand, of the entity related to Ultrapar and its subsidiaries.

•      is controlled, either fully or under joint control, by a person identified above.

•      is under significant influence of a person identified in (a)(i) above.

•      has as a key person (or as a Key Person of its Controlling Shareholders, if any) a person identified in (a)(i) above.

For the purposes of this Policy and in line with CPC 05, significant influence is the power to participate in an entity’s financial and operational decisions, even without having control over such policies or the entity. In this context, control is characterized by the power to direct the entity’s policies in order to benefit from its activities.

•      Transactions with Related Parties

Transactions with Related Parties occur when there is a transfer of resources, services, or obligations between related parties, regardless of whether a price is charged in return. These are transactions with individuals or entities whose ties may compromise the independence between the parties, which is typically found in transactions with any third party.

              In case of conflict between the definitions of Related Parties provided in this Policy and those in CPC 05, the rules of CPC 05 shall prevail.

3.2.    RULES AND PROCEDURES FOR APPROVING TRANSACTIONS WITH RELATED PARTIES

•     Transactions between Grupo Ultra companies: these will be approved following the ordinary procedure outlined in the respective bylaws or articles of incorporation of the companies involved, provided they adhere to the guidelines of this Policy, except in cases where any of the companies involved in the transaction have shareholders with significant influence over Ultrapar or Grupo Ultra administrators. In such cases, the governance procedure for transactions with Related Parties (item 3) will apply.

•     Transactions between any Grupo Ultra company and associates or joint ventures (JV) of Grupo Ultra: these will be approved following the ordinary procedure outlined in the respective bylaws or articles of incorporation, provided they adhere to the guidelines of this Policy, unless the transaction exceeds the amount of R$ 50 million per individual operation/contract or R$ 600 million per operation/contract with a 12-month term, in which case the transaction must also be approved by the Business’s respective Board of Directors.

•     Transactions between any Grupo Ultra company and other Related Parties: these will be approved following the ordinary procedure outlined in the respective bylaws or articles of incorporation provided they adhere to the guidelines of this Policy, unless the transaction exceeds (i) the amount of R$ 10 million per individual operation/contract or R$ 100 million per operation/contract with a 12-month term, in which case the transaction must also be approved by the Business’s respective Board of Directors; or (ii) the amount of R$ 50 million per individual operation/contract or R$ 600 million per operation/contract with a 12-month term, in which case the transaction must also be approved by Ultrapar’s Board of Directors.

•     Ordinary and routine transactions involving Grupo Ultra and its Related Parties (“Ordinary Transactions”): ordinary transactions within the normal course of business, operational and recurring in nature, which are part of the routine activities of Grupo Ultra companies, or those particularly related to treasury and cash management operations that require short-term decision-making for closing, will be approved following the ordinary procedure outlined in the respective bylaws or articles of incorporation, provided they adhere to the guidelines of this Policy. Exceptions are made in cases where any of the subsidiaries involved in the transaction have shareholders with significant influence over Ultrapar or Grupo Ultra administrators, in which case the governance procedure for transactions with Related Parties will apply. The Executive Board of any of the companies involved in the transaction may submit the Ordinary Transaction for approval by the respective by the Business’s respective Board of Directors if deemed appropriate.

3.3.    PROHIBITED TRANSACTIONS

The following transactions with Related Parties are prohibited:

•     those carried out under conditions different from market conditions or that could in any way harm the interests of Grupo Ultra.

•     loans and guarantees in favor of controlling shareholders, if any, administrators or key persons in the management of Grupo Ultra, and any of their relatives, as well as dependents and legal entities controlled by the party.

•     any other transactions that conflict with Ultrapar’s bylaws.

Any disrespect or violation of this Policy will be investigated in compliance with applicable laws, the Code of Ethics, and Ultrapar’s interests, to take appropriate measures. The violator may also face legal penalties, without prejudice to other corporate disciplinary measures.

4.   DISCLOSURE AND CONTROLS

Annually, the controlling shareholders (if any), administrators, and key persons in Ultrapar’s Management must inform Ultrapar’s Risk, Integrity, and Audit Department (“DRIA”) of the list of individuals and entities that constitute related parties under this Policy. These individuals must immediately notify DRIA whenever there is any change in the information provided.

Ultrapar has a duty to disclose transactions with related parties when the criteria are met, and in compliance with the specific regulations of the CVM and the SEC, as well as the rules of its B3 listing segment.

Transactions with related parties must be reported annually to the Audit and Risk Committee. The Audit and Risk Committee must also evaluate, monitor, and recommend corrections or improvements to this Policy to the Board of Directors.

5.   OPEN CHANNEL

The Open Channel is available for anyone to ask questions and report the existence or suspicion of violations of this and other internal policies of Grupo Ultra or applicable legislation.

Website: canalabertoultra.com.br

Telephone: 0800 701 7172

Reports can be made anonymously. It is prohibited to engage in any act of threat, intimidation, or retaliation against anyone who (i) reports violations of this Policy or any other policy or applicable legislation, or (ii) expresses doubts, suspicions, or concerns regarding this matter.

The Channel is operated by an independent company and all reports are duly recorded and forwarded to the Risk, Integrity and Audit Department for investigation or supervision.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 06, 2025

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Corporate policy for appointing members of the Board of Directors, its advisory committees and the Executive Board; Corporate Competition Policy)